United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of July, 2003

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

(MASECA INDUSTRIAL GROUP, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___    No  X

CONTENTS
* Press Release dated July 24, 2003

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.

By     /s/ Raul Cavazos Morales
       ___________________________
Raul Cavazos Morales
Chief Financial Officer
Date: July 24, 2003

Contacts: Rogelio Sanchez (52 81) 8399-3312 rogelio_sanchez@gruma.com Lilia Gomez (52 81) 8399-3324 lilia_gomez@gruma.com Fax: (52 81) 8399-3359 Web site: http://www.gruma.com
Monterrey, N.L., Mexico, July 24, 2003	New York Stock Exchange: MSK Bolsa Mexicana de Valores: MASECAB

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR SECOND QUARTER 2003
(PESOS AMOUNTS ARE STATED IN MILLIONS IN CONSTANT TERMS AS OF JUNE 30, 2003)
OVERVIEW

During 2Q03 GIMSA increased its sales volume by 1% versus 2Q02 and 2% versus 1Q03. GIMSA's regional commercial strategies directed at tortilla producers that already use corn flour, as well as its continuing strategy to stimulate volume growth by cautiously implementing price increases, have enabled the company to increase sales volume.

Although during 2Q03 GIMSA did not fully pass on increases in corn cost, it did benefit from price increases implemented by the end of 1Q03, which allowed GIMSA to improve operating margin 220 bps versus 1Q03. GIMSA implemented an additional price increase in June, which will permit the company to continue to restore margins while maintaining its strategy to resume volume growth.

RESULTS OF OPERATIONS

2Q03 vs. 2Q02

Net Sales
Sales volume increased 1% as result of higher bulk sales. The volume increase reflects the aforementioned benefits derived from regional commercial strategies coupled with the cautious implementation of price increases.
Net sales increased 4%, reflecting higher corn flour prices in connection with higher corn costs and, to a lesser extent, greater volume.

Cost of sales
Cost of sales increased 11% in absolute terms and, as a percentage of net sales, rose to 74.2% from 69.9%. Approximately 80% of the increase was driven by higher corn costs and 20% by higher fuel and electricity costs.

Gross Profit
Gross profit was 11% lower due to the aforementioned increase in costs. Gross margins declined to 25.8% from 30.1%.

Selling, General, and Administrative Expenses (SG&A)
SG&A increased 6% in absolute terms and, as a percentage of net sales, rose to 18.8% from 18.4%. GIMSA lowered administrative expenses by 4% as part of its program to redirect resources in order to strengthen its commercialization and customer-service infrastructure. These measures are all part of the company's commercial strategy to facilitate a resumption in volume growth. Selling expenses increased as a result of (1) the aforementioned strengthening of the commercialization and customer-service infrastructure, and (2) higher distribution expenses in connection with a rise in sales to DICONSA.

Operating Income
Operating income declined 38% to Ps 87 million, and operating margin dropped to 7.0% from 11.6% due to the higher corn costs mentioned above, which were not fully reflected in the company's corn flour prices.

Net Comprehensive Financing Cost

Items	2Q03	2Q02	Change	Comments
	Ps millions	Ps millions	Ps millions
Interest expense	1	3	(2)	Lower interest rates and lower debt
Interest income	(15)	(18)	3	Lower outstanding cash balances and, to a lesser extent, lower interest rates
Foreign exchange loss (gain)	3	2	1	Higher average peso depreciation
Monetary position loss (gain)	0	20	(20)	Lower inflation and lower net monetary asset position due mainly to lower average cash balances
Total	(10)	7	(18)

 Taxes and Employees' Profit Sharing
Provisions for income taxes and employees' profit sharing were Ps 9 million lower, totaling Ps 32 million. Provision for income taxes declined in connection with lower pretax income. The effective tax rate was 32.0%.

Majority Net Income
Majority net income was 25% lower at Ps 65 million, resulting primarily from the aforementioned increase in corn costs. Majority net income as a percentage of net sales decreased to 5.2% from 7.2%.

FINANCIAL POSITION

June 2003 vs. March 2003

On June 30, 2003, total assets were Ps 6,818 million, 3% lower than on March 31, 2003, due primarily to lower cash balances (as GIMSA paid dividends during 2Q03), lower accounts receivable, and lower other assets. Property, plant, and equipment also declined because depreciation exceeded capital expenditures.

Total liabilities on June 30, 2003, were Ps 1,322 million, 3% lower, due mostly to the seasonality of accounts payable to corn suppliers.

Stockholders' equity on June 30, 2003, was Ps 5,496 million, representing a 3% decrease.

On May 7, 2003, GIMSA paid a cash dividend of Ps.202 million, which represented Ps.0.22 per share and 6.1% of the stock price at the payment date.

FINANCIAL RATIO

Operational Ratios

	2Q03	1Q03	2Q02
Accounts receivable outstanding (days to sales)	51	54	54
Inventory turnover (days to cost of sales)	104	101	58
Net working capital turnover (days to sales)	128	131	94
Asset turnover (total assets to sales)	1.4	1.5	1.4

Profitability Ratios

	2Q03%	1Q03%	2Q02%
ROA	3.7	4.0	6.4
ROE	4.5	4.9	8.0
ROIC	4.1	4.6	5.5

CONFERENCE CALL
The company will hold a conference call to discuss 2Q03 results on July 25, 2003, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT; 9:30 a.m. MT; 8:30 a.m. PT). From the U.S. or Canada please call (800) 915-4836; international or local callers dial (973) 317-5319. The conference call will also be web-cast live via the GRUMA corporate web site, www.gruma.com. For the conference replay, please call (800) 428-6051 or (973) 709-2089 and enter pass code 301482. For further details, please go to the Investor Relations page of the web site. The audio web-cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2002, the company's market share was approximately 73% within the corn flour industry.

ACCOUNTING PROCEDURES
All figures have been restated in Mexican pesos of constant purchasing power as of June 30, 2003, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as ''Mexican GAAP''. The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend, and undertakes no obligation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V., AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF JUNE 30, 2003)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD JUNE		
INCOME STATEMENT SUMMARY	**2Q03**	2Q02	VAR (%)	1Q03	VAR (%)	**2003**	2002	VAR (%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**346**	343	1	340	2	**686**	682	0
RETAIL	**50**	51	(3)	50	(1)	**100**	100	(0)
BULK	**296**	292	2	290	2	**586**	583	1
NET SALES	**1,251**	1,202	4	1,206	4	**2,458**	2,401	2
GROSS PROFIT	**323**	361	(11)	282	14	**605**	692	(13)
GROSS MARGIN (%)	**25.8%**	30.1%		23.4%		**24.6%**	28.8%	
OPERATING INCOME	**87**	140	(38)	58	49	**145**	247	(41)
OPERATING MARGIN (%)	**7.0%**	11.6%		4.8%		**5.9%**	10.3%	
COMPREHENSIVE FINANCING COST (INCOME)	**(10)**	7		2		**(9)**	15	
INTEREST EXPENSE	**1**	3		1		**3**	9	
INTEREST INCOME	**(15)**	(17)		(19)		**(33)**	(31)	
FOREIGN EXCHANGE LOSS (GAIN)	**3**	2		0		**3**	2	
MONETARY POSITION LOSS (GAIN)	**(0)**	20		19		**19**	35	
OTHER (INCOME) EXPENSE	**(3)**	2		2		**(1)**	4	
TAXES AND EMPLOYEES' PROFIT SHARING	**32**	42	(22)	17	85	**50**	(12)	503
NET INCOME	**68**	90	(24)	37	85	**105**	240	(56)
MAJORITY NET INCOME	**65**	87	(25)	35	85	**101**	236	(57)
EARNINGS PER SHARE[1]	**0.07**	0.09	(25)	0.04	85	**0.11**	0.26	(57)
EARNINGS PER ADR (US$)[2]	**0.10**	0.14	(25)	0.06	85	**0.16**	0.37	(57)
DEPRECIATION AND AMORTIZATION	**64**	66		66		**129**	132	
EBITDA[3]	**151**	206	(27)	124	22	**275**	379	(28)
CAPITAL EXPENDITURES	**19**	7		11		**30**	33	

BALANCE SHEET SUMMARY	**Jun-03**	Jun-02	VAR (%)	Mar-03	VAR (%)
CASH AND CASH EQUIVALENTS	**56**	89	(37)	112	(50)
TRADE ACCOUNTS RECEIVABLE	**715**	718	(0)	727	(2)
OTHER ACCOUNTS RECEIVABLE	**917**	945	(3)	839	9
INVENTORIES	**1,073**	545	97	1,042	3
CURRENT ASSETS	**2,771**	2,306	20	2,725	2
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,874**	4,072	(5)	3,934	(2)
TOTAL ASSETS	**6,818**	6,761	1	7,019	(3)
SHORT-TERM DEBT	**0**	0	0	0	0
CURRENT LIABILITIES	**290**	303	(4)	340	(15)
LONG-TERM DEBT	**0**	0	0	0	0
TOTAL LIABILITIES	**1,322**	1,258	5	1,369	(3)
STOCKHOLDERS' EQUITY	**5,496**	5,503	(0)	5,649	(3)
MAJORITY STOCKHOLDERS' EQUITY	**5,170**	5,189	(0)	5,323	(3)
CURRENT ASSETS/CURRENT LIABILITIES	**9.54**	7.61		8.02	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.24**	0.23		0.24	
BOOK VALUE PER SHARE[1]	**5.63**	5.65		5.80	

[1] Based on 918,405,000 shares outstanding as of June 2003, June 2002, and March 2003.

[2] Each ADR represents fifteen ordinary shares; exchange rate used was Ps 10.44 per dollar as of June 30, 2003.

[3] EBITDA = Operating income + Depreciation and amortization.

CREDITS BREAKDOWN
(Thousands of Pesos)

CREDIT / TYPE / INSTITUTION	AMORT. DATE	RATE OF INT.	DENOMINATED IN PESOS UNTIL 1 YEAR	DENOMINATED IN PESOS MORE THAN 1 YEAR	AMORTIZATION OF CREDITS IN NATIONAL ENTITIES CURRENT YEAR	NATIONAL UNTIL 1 YEAR	NATIONAL UNTIL 2 YEARS	NATIONAL UNTIL 3 YEARS	NATIONAL UNTIL 4 YEARS	NATIONAL UNTIL 5 YEARS	AMORTIZATION OF CREDITS IN FOREIGN ENTITIES CURRENT YEAR	FOREIGN UNTIL 1 YEAR	FOREIGN UNTIL 2 YEARS	FOREIGN UNTIL 3 YEARS	FOREIGN UNTIL 4 YEARS	FOREIGN UNTIL 5 YEARS
SUPPLIERS			88,293	-	-	27,133	-	-	-	-	-	-	-	-	-	-
OTHERS			-	-	-	-	-	-	-	-	-	-	-	-	-	-
TOTAL SUPPLIERS			**88,293**	**0**	**0**	**27,133**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
OTHER LIABILITIES			173,157	-	-	-	-	-	-	-	-	-	-	-	-	-
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**173,157**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
TOTAL			**261,450**	**0**	**0**	**27,133**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**

SELLS DISTRIBUTION BY PRODUCT
DOMESTIC SELL

MAIN PRODUCT	TOTAL PRODUCTION VOLUME	TOTAL PRODUCTION AMOUNT	NET SALES VOLUME	NET SALES AMOUNT	MARKET SHARE (%)	MAIN TRADEMARKS	MAIN COSTUMERS
	-	-	-	-	-		TORTILLA SHOP
CORN FLOUR	688,309	1,855,786	685,523	2,457,730	75	MASECA	SUPER MARKET
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
-	-	-	-	-	-	-	-
TOTAL		1,855,786		2,457,730			

FOREIGN SELL

MAIN PRODUCT	NET SALES VOLUME	NET SALES AMOUNT	DESTINATION	MAIN TRADEMARKS	MAIN COSTUMERS
-	-	-	-	-	-
-	-	-	-	-	-
NO APPLICABLE	-	-			
-	-	-	-	-	-
-	-	-	-	-	-
-	-	-	-	-	-
TOTAL		-			

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES PORTION	NUMBER OF SHARES PORTION	NUMBER OF SHARES MEXICAN	NUMBER OF SHARES SUBSCRIPTION	CAPITAL STOCK (Thousands of Pesos) FIXED	CAPITAL STOCK (Thousands of Pesos) VARIABLE
A			504,150,300		504,150,300		100,830	
B			414,254,700			414,254,700	82,851	
TOTAL			**918,405,000**	**0**	**504,150,300**	**414,254,700**	**183,681**	**0**

ADR'S: 15 ORDINARY SHARES TO 1 ADR'S